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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                             (AMENDMENT NO. 1)*

                     AMERICAN EDUCATIONAL PRODUCTS, INC.
                     -----------------------------------
                              (Name of Issuer)

                   Common Stock, par value $0.05 per share
                   ---------------------------------------
                       (Title of Class of Securities)

                                  02553T103
                               --------------
                               (Cusip Number)

                               David T. Kettig
                           96 Cummings Point Road
                     Stamford, CT 06902  (203)  358-8000
              -------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                JUNE 19, 1997
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1
(b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 02553T103

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      The undersigned hereby supplements and amends the Schedule 13D dated May 30, 1997 (the "Statement"), filed in connection with the Common Stock, par value $.05 per share (the "Common Stock"), of American Educational Products, Inc., a Colorado corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 4.     Purpose of Transaction.
            -----------------------
      Item 4 of the Statement is hereby amended in its entirety to read as follows:

      "The shares of Common Stock owned by GC were acquired for investment; GC reserves the right to acquire additional shares of Common Stock, as well as to dispose of any or all of the shares owned by it, from time to time at prices determined by it. Representatives of GC intend to discuss, from time to time, with management of the Company, GC's investment in, and other matters related to, the Company.

      On June 19, 1997, Steven B. Lapin, Vice President of GC, was appointed a member of the Company's Board of Directors; the Company and GC have also agreed that an additional representative of GC would be appointed as a director of the Company on or before December 31, 1997.

      Except as otherwise described above, GC has no plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the business or corporate structure of the Company; (vii) any changes in the charter or by-laws of the Company or any instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

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      GC reserves the right to change its intention with respect to any or all matters referred to in this Item 4."

Signature
---------
      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                 G.C. Associates Holdings Corp.



                                 By: /s/ David T. Kettig
                                     --------------------------
                                     David T. Kettig, Secretary





June 24, 1997